15047378

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 02 2015
Washington DC
124

SEC FILE NUMBER
8- 66867

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JEGI, LLC

OFFICIAL USE ONLY
134887
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 East 52nd Street, 18th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bill Hitzig 212 754-0710
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ACT Financial and Tax Services, LLC
(Name – *if individual, state last, first, middle name*)

992 High Ridge Road, 2nd Floor (Address) Stamford (City) CT (State) 06905 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Bill Hitzig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JEGI, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CCO

Title

RUTH M. BALLETTA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BA5009499
Qualified in ~~Suffolk~~ Westchester County
My Commission Expires March 15, 2015

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JEGI, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE JORDAN, EDMISTON GROUP, INC.)
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION PURSUANT TO 17a-5(d)
OF THE SECURITIES AND EXCHANGE COMMISSION AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2014

JEGI, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE JORDAN, EDMISTON GROUP, INC.)
CONTENTS

ACT FINANCIAL AND TAX SERVICES, LLC
CRISTINA L. ANDREANA, CPA

992 High Ridge Road, 2nd Floor
Stamford, CT 06905
Phone: (203) 327-5010
Fax: (203) 548-9207
www.actcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Managing Member of JEGI LLC,

We have audited the accompanying financial statements of JEGI LLC (a New York limited liability company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. JEGI LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of JEGI LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I - Computation of Net Capital, Aggregate indebtedness, and Basic Net Capital Requirement Pursuant to Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of JEGI LLC's financial statements. The supplemental information is the responsibility of JEGI LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

ACT Financial and Tax Services, LLC

ACT Financial and Tax Services, LLC
Stamford, CT
February 24, 2015

JEGI, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE JORDAN, EDMISTON GROUP, INC.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash	$	127,591
Prepaid expenses		2,027
Total Assets	$	129,618

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	22,163
Total Liabilities	$	22,163
Member's equity		107,455
Total Liabilities and Member's Equity	$	129,618

The accompanying notes are an integral part of these financial statements.

JEGI, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE JORDAN, EDMISTON GROUP, INC.)

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues:	
Fee Income	$ 1,885,000
Expenses:	
Commissions	377,000
Salaries and benefits	128,997
Occupancy	60,052
Professional fees	13,887
Regulatory fees and expenses	4,534
Other expenses	4,119
	588,589
Net income	$ 1,296,411

The accompanying notes are an integral part of these financial statements.

JEGI, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE JORDAN, EDMISTON GROUP, INC.)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014

Balance at December 31, 2013	$	154,044
Net income		1,296,411
Member's distributions		(1,343,000)
Balance at December 31, 2014	$	107,455

The accompanying notes are an integral part of these financial statements.

JEGI, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE JORDAN, EDMISTON GROUP, INC.)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities:	
Net income	$ 1,296,411
Adjustments to reconcile net profit to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Increase in prepaid expenses	(1,330)
Increase in accounts payable and accrued expenses	887
Total adjustments	(443)
Net cash provided by operating activities	1,295,968
Cash flows from financing activities:	
Member's distributions	(1,343,000)
Net cash used in financing activities	(1,343,000)
Net decrease in cash	(47,032)
Cash at beginning of the year	174,623
Cash at end of the year	$ 127,591

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

JEGI, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE JORDAN, EDMISTON GROUP, INC.)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2014

1. ORGANIZATION AND NATURE OF BUSINESS

JEGI, LLC (the "Company") was organized as a single member Limited Liability Company in November 2004, in the state of New York and is a wholly owned subsidiary of Jordan, Edmiston Group, Inc. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC). The Company was granted membership in the Financial Industry Regulatory Authority ("FINRA") on September 1, 2005, the Central Registration Depository ("CRD") membership effective date. The Company advises media and information companies with respect to mergers and/or acquisitions involving the raising of capital and sale of stock. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corp ("SIPC").

Recent Issued Accounting Pronouncements
The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

Accounting basis
The Company uses the accrual basis of accounting for financial statements. Accordingly, revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Cash and cash equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Fair Values of Financial Instruments
Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid expenses, accounts payable and accrued expenses and accounts payable to related parties, approximate fair value because of the short maturity of those instruments.

Concentrations of Credit Risk
The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

Income Taxes
The Company is included in the federal income tax return filed by its parent. The Parent (including the Company's results of operations) has no tax liability and thus no income tax expense has been allocated to the company on a separate reporting basis.

3. CONCENTRATION OF CUSTOMER REVENUES

For the year ended December 31, 2014, two customers accounted for 100% of the Company's revenue. One client accounted for 56% of revenues and the other client accounted for 44%.

4. NET CAPITAL

The Company is a registered broker-dealer and is subject to the SEC's Uniform Net Capital Rule 15c3-1. This requires that the Company maintain minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1.

As of December 31, 2014, the Company had net capital of $105,428, which exceeded required net capital by $100,428 and aggregate indebtedness of $22,163. The Company's aggregate indebtedness to net capital ratio was .21 to 1 as of December 31, 2014.

Advances, dividend payments and other equity withdrawals are restricted by the regulations of the SEC, and other regulatory agencies are subject to certain notification and other provisions of the net capital rules of the SEC.

5. RELATED PARTY TRANSACTIONS

The Company has an Expense Sharing Agreement (the "Agreement") in place with the Parent whereby the Parent pays certain expenses, such as occupancy, supplies, equipment and salaries, on behalf of the Company for which the Parent is reimbursed. These expenses are allocated to the company in accordance to the Agreement and the apportionment is based on reasonable allocation agreed by the parties.

Additionally, the Company and Parent may, from time to time, work collaboratively whereby the Parent provides consultancy support to the Company, and will charge the Company for chargeable and recoverable hours worked, in accordance with the terms of the Agreement. The Company reimburses the Parent for these expenses, and they have been included in Accrued Expenses to Parent Company on the accompanying statement of financial condition.

6. COMMITMENTS AND CONTINGENCIES

Litigation

The Company may be involved in legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Currently, the Company is not involved in any legal proceedings which are not in the ordinary course of business.

7. SUBSQUENT EVENTS

The Company evaluated events occurring between the end of its fiscal year, December 31, 2014, and February 24, 2015, when the financial statements were issued. There were no transactions or events that required disclosure as subsequent events.

JEGI, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE JORDAN, EDMISTON GROUP, INC.)
SUPPLEMENTARY SCHEDULE
DECEMBER 31, 2014

SCHEDULE I

JEGI, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE JORDAN, EDMISTON GROUP, INC.)

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND BASIC NET CAPITAL REQUIREMENT PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

Aggregate Indebtedness			
Accounts payable and accrued expenses		$	22,163
Total Members' Equity		$	107,455
Adjustments to Net Capital			
Prepaid expenses	(2,027)		
Total Adjustments to Net Capital			(2,027)
Net Capital, as defined		$	105,428
Computation of Basic Net Capital Requirement			
(a) Minimum net capital required (6 2/3 % of total aggregate indebtness)			1,478
(b) Minimum net capital required of broker dealer		$	5,000
Net Capital Requirement (Greater of (a) or (b))		$	5,000
Net Capital In Excess of Requirement		$	100,428
Ratio Of Aggregate Indebtedness To Net Capital			.21 to 1

Reconciliation with the Company's computation of net capital:

Net capital as reported in the Company's Part IIA (unaudited)		
Focus Report	$	105,428
Net audit adjustments		-
Increase in non-allowables and haircuts		-
Net capital per above	$	105,428

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2014.

JEGI, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE JORDAN, EDMISTON GROUP, INC.)

EXEMPTION REPORT PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

JEGI, LLC operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the year ended December 31, 2014 without exception.

William Hitzig, Chief Compliance Officer

ACT FINANCIAL AND TAX SERVICES, LLC
CRISTINA L. ANDREANA, CPA

992 High Ridge Road, 2nd Floor
Stamford, CT 06905
Phone: (203) 327-5010
Fax: (203) 548-9207
www.actcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Managing Member of JEGI LLC,

We have reviewed management's statements, included in the accompanying exemption report pursuant to rule 15c3-3 of the securities and exchange commission, in which (1) JEGI LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which JEGI LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (paragraph (k)(2)(i) (the "exemption provisions") and (2) JEGI LLC stated that JEGI LLC met the identified exemption provisions throughout the most recent fiscal year without exception. JEGI LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about JEGI LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

ACT Financial and Tax Services, LLC

ACT Financial and Tax Services, LLC
Stamford, CT
February 24, 2015

JEGI, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE JORDAN, EDMISTON GROUP, INC.)
Supplemental SIPC Report
For The Year Ended
December 31, 2014

ACT FINANCIAL AND TAX SERVICES, LLC
CRISTINA L. ANDREANA, CPA

992 High Ridge Road, 2nd Floor
Stamford, CT 06905
Phone: (203) 327-5010
Fax: (203) 548-9207
www.actcpa.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Managing Member of JEGI LLC,

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by JEGI LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating JEGI LLC's compliance with the applicable instructions of Form SIPC-7. JEGI LLC's management is responsible for JEGI LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in JEGI LLC's cash general ledger, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers including reconciliation summary, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the reconciliation supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

ACT Financial and Tax Services, LLC

ACT Financial and Tax Services, LLC
Stamford, CT
February 24, 2015

JEGI, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE JORDAN, EDMISTON GROUP, INC.)
Determination Of "SIPC Net Operating Revenues"
And General Assessment
For The Year Ended December 31, 2014
Schedule Of Assessment Payments

General Assessment		$ 4,713
Less Payments Made:		
Date Paid	Amount	
7-24-2014	$ 163	163
Prior Overpayment		
	$ 775	775
Interest on late payment(s)		
Total Assessment Balance and Interest Due		$ 3,775
Payment made with Form SIPC 7		$ 3,775

See Independent Auditors' Report.

JEGI, LLC

(A WHOLLY OWNED SUBSIDIARY OF THE JORDAN, EDMISTON GROUP, INC.)

Determination Of "SIPC Net Operating Revenues"
And General Assessment
For The Year Ended December 31, 2014

Total revenue		$ 1,885,000
Additions:		
Various (list)		
Total additions		$ 0
Deductions:		
Revenues from investment advisory services rendered to registered investment companies		0
Other		
Interest income		0
Total deductions		$ 0
SIPC NET OPERATING REVENUES		$ 1,885,000
GENERAL ASSESSMENT @ .0025		$ 4,713

See Independent Auditors' Report.